Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

General

Any references in this exhibit to "the Company,” “Pillarstone,” “us,” “we” or “our” are to Pillarstone Capital REIT and its consolidated subsidiaries. Pillarstone is a Maryland real estate investment trust (“REIT”) engaged in investing in, owning and operating commercial properties. The rights of our shareholders are generally covered by Maryland law and our Articles of Amendment & Reinstatement of the Declaration of Trust of the Company (as amended and restated and in effect on the date hereof, the “Articles”). The terms of our common stock are therefore subject to Maryland law. The following description of the terms of the common stock and preferred stock of Pillarstone is a summary and is subject to and is qualified in its entirety by reference to the Articles and our Third Amended and Restated Bylaws (the “Bylaws”), copies of which are incorporated by reference to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Shares of Beneficial Interest

Pillarstone’s authorized beneficial interest (the “Shares”) consists of 450,000,000 shares of beneficial interest having a par value of $0.01 per share. 400,000,000 Shares are classified as common shares of beneficial interest having a par value of $0.01 per share (the “Common Shares”), and 50,000,000 Shares are classified as preferred shares of beneficial interest having a par value of $0.01 per share the (“Preferred Shares”). Of the Preferred shares, 1,518,000 are designated as Class A Cumulative Convertible Preferred Shares (the “Class A Preferred Shares”) and 300,000 are classified as Class C Convertible Preferred Shares (the “Class C Preferred Shares”).

As of December 31, 2021, there were 657,084 common shares outstanding, 256,636 Class A Preferred Shares outstanding and 231,944 Class C Preferred Shares.

Common Shares
Outstanding Shares of Common Shares are fully paid and nonassessable. Common Shares do not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that Pillarstone may issue from time to time. No conversion rights, redemption rights or sinking fund provisions are applicable to the Common Shares. The rights of holders of Common Shares will be subject to the rights of holders of any Preferred Shares that may be issued and outstanding from time to time. Our Board of Trustees (our “Board”) can authorize the issuance of Preferred Shares without shareholder approval. Such issued shares could have voting, conversion and other rights that could adversely affect the rights of holders of Common Shares.

Our Board also could authorize the issuance of additional shares of Common Shares from time to time without shareholder approval.

Listing. Our Common Shares are listed on the Over-The-Counter Bulletin Board an on pink sheets under the symbol “PRLE”.

Dividends. The holders of Common Shares are entitled to receive such dividends as may be declared by our Board out of funds legally available for distribution. These dividends may be paid only out of funds remaining after payment in full of any cumulative dividends upon all outstanding Preferred Shares have been paid or set apart for payment for all past dividend periods and the then current dividend period.

Liquidation Rights. Upon any voluntary or involuntary liquidation of Pillarstone, its assets must be used in the following order of priority:

payment of or provision for all of our debts and liabilities;

payment of all sums to which the Preferred Shares may be entitled; and

distribution ratably to holders of Common Shares our remaining assets.

Voting Rights. Each Common Share entitles the holder thereof to one vote on each matter upon which holders of Common Shares are entitled to vote. Our Board may reclassify any unissued Common Shares from time to time in one or more classes or series of Common Shares or Preferred Shares.ý Our Articles provide that our Board shall consist of 6 trustees, which may be increased or decreased pursuant to the Bylaws, to contain never less than 1 trustee and never more than 15 trustees.

Restrictions on Ownership and Transfer of Shares

Pillarstone was formed as an REIT on March 15, 1994. To qualify for taxation as a REIT, Pillarstone must comply with certain provisions of the Internal Revenue Code (the “Code”). In general, to qualify for taxation as a REIT no more than 50% in value of Pillarstone’s capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year, and shares of Pillarstone common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Pillarstone does not currently qualify for taxation as a REIT for federal income tax purposes.

Our Articles contain restrictions on the ownership and transfer of Shares intended to assist Pillarstone in attaining status as a REIT for federal income tax purposes. Our Articles provide that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.8% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of Pillarstone capital stock. Our Articles also include other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (referred to as the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Pillarstone’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (referred to as the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be void ab inito, and of no force or effect.

Anti-Takeover Provisions

The provisions of Maryland law and our Articles could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that shareholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal that may not be in the best interests of our shareholders and to discourage certain coercive tactics. Such provisions also may have the effect of preventing changes in our Board and management.

The provisions in our Articles and Bylaws include, among other things, the following:

•classified board with three-year staggered terms;

•the ability of our Board to classify any unissued Preferred Shares and reclassify any previously classified but unissued Preferred Shares of any series, in one or more serious of Common Shares or Preferred Shares, without shareholder approval;

•shareholder action can only be taken at a special or regular meeting, and absent a meeting, only by unanimous written or electronic consent;

•shareholders cannot call a special meeting except upon the written request of shareholders entitled to cast not less than a majority of all of the votes entitled to be cast at the meeting;

•advance notice procedures for nominating candidates to our Board;

•limitations as to what the shareholders are entitled to vote on;

•removal of trustees only for cause;

•in order to facilitate the preservation of Pillarstone’s status as PREIT under the Code, a prohibition on any single shareholder, or any group of affiliated shareholders from beneficially owning more than 9.8% of our outstanding common or preferred stock, unless our Board waives or modifies this ownership limitation;

•supermajority voting requirements to amend certain provisions of our Articles;

•limitations allowing only our Board to amend our Bylaws.